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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         -------------------------------


                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 3)
                             Tender Offer Statement
                          Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                         -------------------------------


                            BRITE VOICE SYSTEMS, INC.
                            (Name of Subject Company)

                   INTERVOICE ACQUISITION SUBSIDIARY III, INC.
                                INTERVOICE, INC.
                                    (Bidders)

                         -------------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                         -------------------------------

                                    110411105
                      (CUSIP Number Of Class of Securities)

                         -------------------------------



                                DANIEL D. HAMMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                INTERVOICE, INC.
                             17811 WATERVIEW PARKWAY
                               DALLAS, TEXAS 75252
                                 (972) 454-8000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                               SAM P. BURFORD, JR.
                             THOMPSON & KNIGHT, P.C.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1354


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


Calculation of Filing Fee

           Transaction Valuation*                          Amount of Filing Fee
           --------------------------------------------------------------------
              $122,719,277                                     $24,543.86

---------------------------

* For purposes of calculating fee only. The total transaction value is based on 9,158,155 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $13.40 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[x]      Check box if any part of the fee is offset as provided by Rule 0-11
         (a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $24,543.86.               Filing Party:     InterVoice Acquisition Subsidiary III, Inc.
                                                                                InterVoice, Inc.
         Form or Registration No.:  Schedule 14D-1.           Date Filed:       May 3, 1999.

                                 SCHEDULE 14D-1

CUSIP NO. 110411105
--------------------------------------------------------------------------------

1.   Names of Reporting Person S.S. or I.R.S. Identification Nos. of Above
     Persons

     INTERVOICE, INC. (75-1927578)

--------------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------


3.   SEC Use Only

--------------------------------------------------------------------------------


4.   Source of Funds BK

--------------------------------------------------------------------------------


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(e) or 2(f)                                         [ ]

--------------------------------------------------------------------------------


6.   Citizenship or Place of Organization

     TEXAS

--------------------------------------------------------------------------------


7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,090,541 (1)
     (see the Offer to Purchase)

--------------------------------------------------------------------------------


8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------


9.   Percent of Class Represented by Amount in Row (7)

     25.18%

--------------------------------------------------------------------------------


10.  Type of Reporting Person

     CO

--------------------------------------------------------------------------------


---------------------

(1)      The Reporting Person disclaims beneficial ownership of these shares.

(2) Based on 12,271,928 shares of Common Stock, no par value, of the Subject Company issued and outstanding as of April 27, 1999.

                                 SCHEDULE 14D-1

CUSIP NO. 110411105
--------------------------------------------------------------------------------

1.   Names of Reporting Person S.S. or I.R.S. Identification Nos. of Above
     Persons

     INTERVOICE ACQUISITION SUBSIDIARY III, INC. (75-2816154)

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------


3.   SEC Use Only

--------------------------------------------------------------------------------


4.   Source of Funds BK

--------------------------------------------------------------------------------


5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------


6    Citizenship or Place of Organization

     NEVADA

--------------------------------------------------------------------------------


7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,090,541 (1)
     (see the Offer to Purchase)

--------------------------------------------------------------------------------


8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------


9.   Percent of Class Represented by Amount in Row (7)

     25.18%

--------------------------------------------------------------------------------


10.  Type of Reporting Person

     CO

--------------------------------------------------------------------------------


---------------------

(1)      The Reporting Person disclaims beneficial ownership of these shares.

(2) Based on 12,271,928 shares of Common Stock, no par value, of the Subject Company issued and outstanding as of April 27, 1999.

                                  TENDER OFFER


         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1, dated May 3, 1999, as amended by Amendment No. 1 dated May 5, 1999 and by Amendment No. 2 dated May 10, 1999 (collectively, the "Statement"), of InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of InterVoice, Inc., a Texas corporation ("Parent"), filed in connection with the Purchaser's offer to purchase 9,185,155 shares of common stock, no par value (the "Shares" or "Common Stock"), of Brite Voice Systems, Inc., a Kansas corporation (the "Company"), as set forth in the Statement. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") filed as Exhibit (a)(1) to the Statement, the Supplemental Letter dated May 10, 1999 filed as Exhibit (a)(11) to the Statement, and the Supplemental Letter dated May 17, 1999 filed as Exhibit (a)(12) to the Statement.

ITEM 1.     SECURITY AND SUBJECT COMPANY

         The response to Item 1 is hereby amended and supplemented as follows:

         The information set forth in the supplemental letter to stockholders of the Company dated May 17, 1999 (a copy of which has been filed as Exhibit
(a)(12) herein) is incorporated herein by reference.

ITEM 2.     IDENTITY AND BACKGROUND

         The response to Item 2 is hereby amended and supplemented as follows:

         The information set forth in the supplemental letter to stockholders of the Company dated May 17, 1999 (a copy of which has been filed as Exhibit
(a)(12) herein) is incorporated herein by reference.

ITEM 3.     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         The response to Item 3 is hereby amended and supplemented as follows:

         The information set forth in the supplemental letter to stockholders of the Company dated May 17, 1999 (a copy of which has been filed as Exhibit
(a)(12) herein) is incorporated herein by reference.

ITEM 5.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

         The response to Item 5 is hereby amended and supplemented as follows:

         The information set forth in the supplemental letter to stockholders of the Company dated May 17, 1999 (a copy of which has been filed as Exhibit
(a)(12) herein) is incorporated herein by reference.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The response to Item 6 is hereby amended and supplemented as follows:

         The information set forth in the supplemental letter to stockholders of the Company dated May 17, 1999 (a copy of which has been filed as Exhibit
(a)(12) herein) is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The response to Item 7 is hereby amended and supplemented as follows:

         The information set forth in the supplemental letter to stockholders of the Company dated May 17, 1999 (a copy of which has been filed as Exhibit
(a)(12) herein) is incorporated herein by reference.

ITEM 10.    ADDITIONAL INFORMATION

         The response to Item 10 is hereby amended and supplemented as follows:

         The information set forth in the supplemental letter to stockholders of the Company dated May 17, 1999 (a copy of which has been filed as Exhibit
(a)(12) herein) is incorporated herein by reference.

ITEM 11.    MATERIALS TO BE FILED AS EXHIBITS.

         The response to Item 11 is hereby amended and supplemented as follows:

(a)(12)     Supplemental letter dated May 17, 1999.

(a)(13) Transcript of InterVoice, Inc./Brite Voice Systems, Inc. Conference Call on April 27, 1999.



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

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               InterVoice Acquisition Subsidiary III, Inc.


                               By: /s/ Rob-Roy J. Graham
                                  ---------------------------------------------
                                  Name:  Rob-Roy J. Graham
                                  Title:  President and Chief Financial Officer


Date: May 17, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              InterVoice, Inc.


                                              By: /s/ Rob-Roy J. Graham
                                                  ------------------------------
                                                  Name:  Rob-Roy J. Graham
                                                  Title: Chief Financial Officer


Date: May 17, 1999

                                INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                    EXHIBIT
--------          -------------------------------------------------------------
(a)(12)           Supplemental letter dated May 17, 1999.

(a)(13)           Transcript of InterVoice, Inc./Brite Voice Systems, Inc.
                  Conference Call on April 27, 1999.